Registration No. 333-40480

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                         Post-Effective Amendment No. 3
                                       to
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              ____________________

                                 FX ENERGY, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           NEVADA                         1311               87-0504461
           ------                         ----               ----------
      (State or other             (Primary Standard      (I.R.S. Employer
      jurisdiction of                Industrial           Identification
     incorporation or              Classification             Number)
       organization)                 Code Number)


                               3006 Highland Drive
                                    Suite 206
                           Salt Lake City, Utah 84106
                                 (801) 486-5555
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 David N. Pierce
                               3006 Highland Drive
                                    Suite 206
                           Salt Lake City, Utah 84106
                                 (801) 486-5555
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                                 James R. Kruse
                                 Kevin C. Timken
                           Kruse, Landa & Maycock, LLC
                                50 West Broadway
                                    8th Floor
                            Salt Lake City, UT 84101
                                 (801) 531-7090
                               fax: (801) 531-7091

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:[ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

         The Registrant hereby amends this amendment to the registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this amendment to the registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the amendment to the registration statement becomes effective on such date as the Securities and Exchange Commission acting pursuant to Section 8(a) may determine.

                Post-Effective Amendment No. 3 to Prospectus dated July 10, 2000


                                 FX ENERGY, INC.

--------------------------------------------------------------------------------
        This post-effective amendment is a part of and should be read in conjunction with our prospectus dated July 10, 2000.
--------------------------------------------------------------------------------

         This post-effective amendment no. 3 updates our prospectus dated July 10, 2000, as amended August 14, 2000. This amendment includes an updated discussion about our activities. It also includes financial information as of September 30, 2000, and for the three and nine-month periods then ended.

                             Table of Contents Page

     Activity Update..............................................           2
     Consolidated Balance Sheets (unaudited)......................          10
     Consolidated Statements of Operations (unaudited)............          12
     Consolidated Statements of Cash Flows (unaudited)............          13
     Notes to Consolidated Financial Statements (unaudited).......          14
     Management's Discussion and Analysis of Financial
            Condition and Results of Operations...................          18

         This is a cumulative post-effective amendment that consolidates in this document all previous post-effective amendments and supplements. Please consider the information in this amendment together with the prospectus dated July 10, 2000.

        The date of this post-effective amendment is November [__], 2000.

                                 ACTIVITY UPDATE

Company Overview

         FX Energy is an independent oil and natural gas company focused on exploration, development and production opportunities in the Republic of Poland. With the help of our partners, we were the first western company to make an onshore commercial natural gas discovery in Poland. We hold rights to more oil and natural gas exploration acreage in Poland than any other western company. Our ongoing activities are conducted through strategic alliances with the Polish Oil and Gas Company, or POGC, and/or Apache Corporation. These alliances allow us to utilize the operating and technical personnel of those companies, gain access to geological and geophysical data, manage our exploration risk and obtain other necessary support in Poland.

   Business Strategy

         We have modified our business strategy significantly this year to capitalize on our participation with POGC in the Fences project area. The principal components of our business strategy are:

         o Apply Technical and Financial Leverage. POGC has developed exploration models based on 3-D seismic, which have been refined since the mid-1990s for use in the Rotliegendes and Reef trends in western Poland. We are using these models to explore and develop our Fences project area without incurring the cost of developing those models. In addition, we believe the Fences project is well suited to debt funding. Accordingly, we are seeking to put in place a credit facility to fund the majority of development costs in the Fences project area.

         o Reduce our Exploration Risk Profile. Historically, we have managed exploration risk by limiting capital exposure. Now, we are managing our exploration risk by focusing on known producing trends. The Fences project area represents a relatively lower risk drilling opportunity because of its production history and because we are able to use exploration models developed by POGC for this area.

         o Focus on Poland. We believe Poland is attractive because of its known productive basins, their limited oil and natural gas exploration and development and Poland's heavy dependence on oil and natural gas imports. Poland's industrial infrastructure and fiscal regime favorable to foreign investment reinforce the attractiveness of Poland.

   Operations Overview

         Our principal exploration and development activities are with POGC in the Permian Basin of western Poland. In and near the Fences project area, POGC has developed and refined two exploration models: one that we have used successfully in the Rotliegendes trend associated with the Poznan Depression and another that POGC has used successfully in the Reef trend associated with the Wolsztyn Block. POGC has developed six natural gas fields in the Reef trend immediately west of the Fences project area with aggregate estimated recoverable natural gas reserves of approximately 800 Bcf, as estimated by POGC. In addition, POGC has developed four natural gas fields in the Rotliegendes trend in or near the Fences project area with aggregate estimated recoverable natural gas reserves of more than 500 Bcf, as estimated by POGC. We will apply these two exploration models to test several 3-D seismic-defined structures on those portions of the Rotliegendes and Reef trends located in the Fences project area.

         The Kleka 11, our first well in the Fences project area, discovered the Kleka East reservoir and brings the number of fields in the Rotliegendes trend to five. The Kleka 11 well tested at a calculated gross open flow rate of 34.3 MMcf of natural gas per day from a reservoir in the Rotliegendes trend at a depth of approximately 3,000 meters. We and POGC currently are negotiating contracts for the sale of natural gas and are acquiring rights-of-way for the five-kilometer pipeline connection to the Radlin field processing facility owned and operated by POGC.

         In the Fences project area we plan to acquire approximately 300 square kilometers of 3-D seismic data and drill 13 wells, including the just-completed Kleka 11, through the first half of 2002. We estimate the cost of such activities to be approximately $44.5 million gross ($30.0 million net). Under this plan, we have already successfully completed the Kleka 11 well (August
2000) and started drilling the Mieszkow well (September 2000). We have also completed field acquisition on 200 square kilometers of 3-D seismic (October
2000). We will need additional debt and equity capital to fully fund our planned exploration and development activities for 2001 and 2002.

         We also conduct oil and natural gas exploration activities with Apache in other areas of Poland. Under the Apache Exploration Program, we completed seismic acquisition in the Pomeranian project area in northwestern Poland and began drilling the Tuchola 108-2 in October 2000. This well is expected to test an approximately 15,000 acre feature with Devonian and Permian objectives. In the Warsaw West project area in central Poland, the first test well on the Annopol 254-1 prospect is also scheduled to begin drilling later this year. In addition to carrying 100% of the cost of drilling these two wells, Apache is required to bear our costs to drill one additional well and acquire, process and interpret approximately 340 kilometers of seismic data.

         The following table sets forth the details of our current exploration and development plan. Apache is required to pay our share of costs for planned activities under the Apache Exploration Program. The capital expenditure estimates included in the table are based on information currently available to us and are subject to revision as we believe warranted. The amount and timing of actual capital expenditures may vary significantly from the table below, depending on various factors, including the ability to complete financing.

                                                                                        Capital Expenditures
                                                               Anticipated        ------------------------------------
                                                               Commencement             Gross          Net FX Share
                                                            --------------------- ----------------- ------------------
                                                                                            (in thousands)
                             2000
   Fences Project(1)
   Kleka 11 Well..........................................        Drilled             $  2,500            $  2,500
   Mieszkow Well (exploratory)............................       Commenced               2,500               2,500
   Donatowo 3-D seismic...................................       Processing              2,000               2,000
   Zaniemysl 3-D seismic..................................       Processing              2,000               2,000

   Apache Exploration Program
   Tuchola 108-2 well (Pomeranian exploratory)(2).........       Commenced            $  3,500            $     --
   Annopol 254-1 well (Warsaw West exploratory)(3)........         4Q2000                3,500                  --

                             2001
   Fences Project (subject to planned funding)
   Donatowo well (exploratory)............................          2001              $  2,500            $  2,500
   Zaniemysl well (exploratory)...........................          2001                 2,500               2,500
   Boguszyn well (exploratory)............................          2001                 2,500               2,245
   Lugi 3-D seismic.......................................          2001                 2,000                 980
   Lugi well (exploratory)................................          2001                 2,500               1,225
   Seven development wells, as warranted..................          2001                17,500               8,575
   Facilities and flowlines...............................          2001                 6,000               2,940

   Apache Exploration Program
   Unspecified well (exploratory).........................          2001              $  3,500            $     --
   2-D seismic (340 kilometers)...........................          2001                 3,500                  --

(1) Under our agreement with POGC, we must spend the first $16.0 million of exploration expenditures in the Fences project area to earn a 49% working interest and a 46% net revenue interest, assuming the current base royalty rate of 6%. By year-end 2000, we expect to have spent approximately $9.0 million under this agreement.
(2) We have a 42.5% working interest and a 39.95% net revenue interest, assuming the current base royalty rate of 6%.
(3) We have a 50% working interest and a 47% net revenue interest, assuming the current base royalty rate of 6%.

The Fences

         Our principal exploration and development activities are in the Fences project area with POGC. The Fences project area consists of approximately 300,000 gross acres in a region of west central Poland encompassing significant portions of two gas-producing trends. The following description of POGC's prior activity in the Rotliegendes trend associated with the Poznan Depression and in the Reef trend associated with the Wolsztyn Block indicates the success POGC has had with exploration models that we are now using.

   The Reef Trend

         In the Reef trend, POGC has discovered natural gas in six reef structures in a 35-kilometer stretch along the Wolsztyn Block immediately west of the Fences project area. These POGC fields consist of Koscian, Rensko, Bonikowo, Wielichowo, Ruchocice, and Racot. When drilling on 3-D seismic data in this Reef trend, every reef prospect POGC has drilled has contained hydrocarbons, and 24 of 27 wells (89%) have been completed for production. We believe this success rate is attributable to specific 3-D processing techniques that POGC has developed to identify areas of probable porosity within the reefs. The Reef trend runs approximately 45 kilometers inside the Fences project area before continuing to the southeast.

         In the Reef trend, we have completed field acquisition on a 100 square kilometer 3-D seismic grid in the Donatowo area in the westernmost portion of the Fences project area. This 3-D seismic grid covers several Reef buildups identified by 2-D seismic data acquired by POGC. We intend to finish processing and interpreting this 3-D seismic and select a site for the first test well, which we expect to drill in the first half of 2001. As funding permits, we will acquire additional 3-D seismic along the Wolsztyn Block in the Fences project area, seeking additional Reef prospects.

   The Rotliegendes Trend

         In the Rotliegendes trend associated with the Poznan Depression, POGC has discovered four fields: Kaleje, Kleka, Radlin, and Jarocin. Our recent Kleka East discovery brings the number of fields in this trend to five. The Rotliegendes trend continues for approximately 45 kilometers within the Fences project area. Extensive drilling by POGC shows that reservoir quality is relatively uniform throughout the Rotliegendes trend. All structural traps drilled by POGC to date contain gas accumulations, with the size of the accumulation generally proportionate to the size of the structure. During the last two years, POGC has acquired 3-D seismic over the entire trend within the Fences project area, except for a gap of approximately 100 square kilometers over the Zaniemysl structures, where we have just completed field acquisition of new 3-D seismic data.

         Our first structural target in the Fences project area was Kleka East, a 3-D defined Rotliegendes prospect approximately two kilometers southeast of POGC's three well Kleka field.

Our Kleka 11 well tested at a calculated gross open flow rate of 34.3 MMcf of natural gas per day from a depth of approximately 3,000 meters. We are permitting a pipeline to deliver natural gas produced from the Kleka East field approximately five kilometers to existing processing facilities that serve the Radlin field. We are also negotiating a natural gas sales contract. We expect first production from the Kleka 11 by late 2000, with first revenue in early 2001.

         In August 2000, we started drilling the Mieszkow well, approximately five kilometers northwest of Kleka. Intermediate casing has been set to a depth of 2,400 meters, and drilling is now continuing to a projected total depth of about 3,000 meters. We have also completed field acquisition for the approximately 100 square kilometer Zaniemysl prospect 3-D seismic study.

   2000-2001 Exploration and Development Plans

         Under our April 2000 agreement with POGC, we expect to earn a 49% working interest in the Fences project area by spending $16.0 million on exploration activities. After we complete our commitment, POGC will bear a 51% share of costs. POGC is the operator of the Fences project area.

         As of September 30, 2000, we had spent $5.6 million toward satisfaction of this commitment, and expect to have spent approximately $9.0 million by year-end 2000. Our operating plan for the Fences project area consists of acquiring approximately 300 square kilometers of 3-D seismic data and drilling 13 wells, including the recently completed Kleka 11, at a total cost of approximately $44.5 million gross ($30.0 million net), which we plan to fund primarily with a combination of debt and equity financing. In the Rotliegendes trend, we have already successfully completed the Kleka 11 well (August 2000) and started drilling the Mieszkow well (September 2000). We have also completed field acquisition on 100 square kilometers of 3-D seismic on the Donatowo grid in the Reef trend and on 100 square kilometers of 3-D seismic on the Zaniemysl grid in the Rotliegendes trend. We plan to drill both the Donatowo and the Zaniemysl leads in the first half of 2001. We believe the results of our Kleka 11 well, the nature of our plan of development and the data provided by POGC on its nearby producing fields will support debt and equity funding for our proposed development, and subject to such funding, we plan to carry out this program.

Apache Exploration Program

         Since 1997, we have carried on significant exploration activities in Poland with Apache, a leading independent exploration and production company with extensive operations in the United States, Canada, Australia, Egypt, Poland and China. Our agreements with Apache establish an area of mutual interest covering our current and future holdings throughout the entire country of Poland, except for the 300,000 gross acre Fences project area and our 900,000 gross acre Baltic project area. The area of mutual interest covers oil and natural gas exploration, production, development and acquisition activities through December 2000, or completion of Apache's exploratory well commitment, whichever comes later. To date, Apache has paid our share of costs to drill an equivalent of seven exploratory wells and is committed to covering our share of costs to drill three additional wells in Poland. Of these seven wells, all drilled in the Lublin project area, one, the Wilga 2, was an exploration success; the other six were dry holes.

         With Apache, we completed a seismic acquisition program in the Pomeranian project area in northwestern Poland and, in October 2000, began drilling the first well, the Tuchola 108-2, on a 15,000 acre feature with Permian and Devonian objectives. The first test well on the Annopol 254-1 prospect in the Warsaw West project area in central Poland is also scheduled for later this year. In addition to carrying the cost of drilling these two wells, Apache is required to bear our costs to drill one more well and acquire, process and interpret approximately 340 kilometers of seismic data.

   Pomeranian Project Area

         The 3.5 million acre Pomeranian project area is located in northwestern Poland and consists of exploration rights on 2.2 million gross acres held by us and Apache and options on 1.3 million gross acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. In turn, POGC has the option to participate in the exploration of the acreage we and Apache hold, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block. The Pomeranian project area lies along the under-explored northern edge of the Permian trend in northwestern Poland. Although POGC has made a few, mostly small oil and natural gas discoveries in this region, there has been relatively little exploration and no significant oil and natural gas production to date. Geologic survey test wells drilled by the Polish government have oil and natural gas shows. POGC has made available to us and Apache the existing seismic data and well logs and cores from the Pomeranian project area for reprocessing and analysis. We believe portions of the Pomeranian project area may be geologically similar to the trends we are testing in the Fences project area.

         Since 1997, we and Apache have reprocessed existing seismic data and reviewed logs and cores made available by POGC. This study resulted in a number of exploration leads on which we gathered approximately 300 kilometers of additional 2-D seismic data in early 2000. We have identified and evaluated several prospects. In October 2000, we began drilling the first test well, the Tuchola 108-2, to test an approximately 15,000 acre feature with Devonian and Permian objectives. Apache will pay our share of the cost of this well to casing point.

   Warsaw West Project Area

         The 2.9 million acre Warsaw West project area is located adjacent to the northwest section of our Lublin project area west of the Wilga project area in central Poland and consists of exploration rights on 2.9 million gross acres held by us and Apache. POGC has no option to participate in the Warsaw West project area. There has been no oil or natural gas production from the Warsaw West project area. We and Apache have recently completed gathering approximately 422 kilometers of 2-D seismic data and plan to drill one exploratory well on the Annopol 254-1 prospect, beginning in the fourth quarter of 2000, to test a large feature with Permian and Carboniferous objectives. Under terms of the Apache Exploration Program, Apache will pay our share of costs in the first exploratory well.

   Lublin Project Area/Wilga Project Area

         The Wilga project area is located in the northwest portion of the Lublin project area. The 5.6 million-acre Lublin project area in central southeast Poland consists of exploration rights on approximately 5.0 million gross acres held by us and Apache and options to participate in 600,000 acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. In turn, POGC has the option to participate in the exploration of the acreage that we and Apache hold, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block. In the Wilga project area, POGC elected to participate with a 10% interest, and we and Apache each have a 45% interest.

         The first four exploratory wells under the Apache Exploration Program, all drilled within the Lublin project area south and east of the Wilga project area during 1999, were nonproductive. In accordance with the terms of the Apache Exploration Program, Apache covered all of our share of costs for all four wells. The fifth well, the Wilga 2, was an exploratory success. Initial production tests indicated a combined gross flow rate of 16.9 MMcf of natural gas and 570 Bbls of condensate per day from the Carboniferous at a depth of approximately 2,800 meters. The Wilga 2 well was followed by the Wilga 3 and 4, which were determined to be dry holes. We and Apache are currently considering whether to conduct an extended flow test on the Wilga 2 to assess the potential financial return from further expenditures. Under the terms of our agreement with Apache and POGC, any party has the right to propose that certain activities be undertaken, elect to participate in activities proposed by others or elect not to participate. If a party elects not to participate in specific activities, the other parties nevertheless have the right to proceed.

   Carpathian Project Area

         The 2.9 million acre Carpathian project area is located in southern Poland and comprises exploration rights on 1.4 million gross acres held by us and Apache and options on 1.5 million gross acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. Further, POGC has the option to participate in the exploration of the acreage that we and Apache own, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block.

         Oil and natural gas were first discovered in the Carpathian area in 1854. A limited number of deep wells drilled in recent years by POGC evidence additional possible reservoir potential within the area. Over the past few years, there have been several new oil and natural gas discoveries in the Carpathian region. Potential producing horizons within the Carpathian are Jurassic, Miocene, Cretaceous and Devonian.

         During 1999, we elected to participate with a 5% interest in drilling the Andrychow 6, an exploratory well operated by POGC on its option acreage in southern Poland. The well tested a Devonian formation and was determined to be a dry hole during December 1999.

         During the second quarter of 1999, we and Apache commenced testing and recompletion operations on the Lachowice Farm-in, an undeveloped natural gas discovery on a POGC concession located within the Carpathian project area. Under terms of the agreement, we and Apache agreed to pay the costs of testing three shut-in wells and, if warranted, additional wells and production infrastructure in order to earn a one-third interest each in the project. The test results from this project did not warrant constructing gathering and processing facilities. On May 4, 2000, we and Apache turned the project back to POGC and terminated the Lachowice Farm-in.

         We and Apache have identified several new leads in the Carpathian project area based on reprocessed existing seismic data. Under terms of the Apache Exploration Program, Apache is required to pay our share of costs of the first well and approximately 340 kilometers of 2-D seismic data.

                        FX ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                                                               September             December
                                                                                30, 2000             31, 1999
                                                                           -------------------  -------------------
ASSETS

Current assets:
     Cash and cash equivalents........................................   $         1,232,063  $          1,619,237
     Investment in marketable debt securities.........................             4,027,106             5,249,003
     Accounts receivable:
          Accrued oil sales...........................................               311,367               243,183
          Interest receivable.........................................               100,042                86,723
          Joint interest owners and others............................               138,284               171,242
     Advances to oil and gas ventures.................................             1,593,614                    --
     Inventory........................................................                87,684                66,361
     Other current assets.............................................               186,361               126,006
                                                                           -------------------  -------------------
               Total current assets...................................             7,676,521             7,561,755
                                                                           -------------------  -------------------

Property and equipment, at cost:
     Oil and gas properties (successful efforts method):
          Proved......................................................             4,273,294             1,687,089
          Unproved....................................................             1,399,852             1,382,880
     Other property and equipment.....................................             3,237,768             2,652,102
                                                                           -------------------  -------------------
                Gross property and equipment..........................             8,910,914             5,722,071
     Less accumulated depreciation, depletion and amortization........            (3,363,502)           (3,173,493)
                                                                           -------------------  -------------------
                Net property and equipment............................             5,547,412             2,548,578
                                                                           -------------------  -------------------

Other assets:
     Certificates of deposit .........................................               356,500               356,500
     Other............................................................                 2,789                 2,789
                                                                           -------------------  -------------------
               Total other assets.....................................               359,289               359,289
                                                                           -------------------  -------------------

Total assets..........................................................   $        13,583,222  $         10,469,622
                                                                           ===================  ===================

                                 -- Continued --

         The accompanying notes are an integral part of the consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 -- Continued --

                                                                         September              December
                                                                          30, 2000              31, 1999
                                                                     --------------------  --------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable............................................. $          1,209,794  $            623,911
     Accrued liabilities..........................................            1,097,875             1,478,862
                                                                     --------------------  --------------------
          Total current liabilities...............................            2,307,669             2,102,773
                                                                     --------------------  --------------------

Commitments (Note 8)

Stockholders' equity:
     Common stock, $.001 par value, 100,000,000 and 30,000,000
       shares authorized as of September 30, 2000 and December 31,
       1999, respectively; 17,849,075 and 14,849,003 shares issued and outstanding as of September 30, 2000 and December
       31, 1999, respectively.....................................               17,849                14,849
     Notes and interest receivable from officers..................             (765,659)           (1,370,873)
     Deferred compensation from stock option
       modifications..............................................           (1,304,978)                   --
     Additional paid-in capital...................................           49,381,427            38,480,556
     Accumulated deficit..........................................          (36,053,086)          (28,757,683)
                                                                     --------------------  --------------------
          Total stockholders' equity..............................           11,275,553             8,366,849
                                                                     --------------------  --------------------
Total liabilities and stockholders' equity........................ $         13,583,222  $         10,469,622
                                                                     ====================  ====================

         The accompanying notes are an integral part of the consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                       For the three months ended       For the nine months ended
                                                              September 30,                   September 30,
                                                      ------------------------------  -------------------------------
                                                          2000            1999             2000            1999
                                                      --------------  --------------  ---------------  --------------
Revenues:
     Oil sales..................................... $      664,261  $      451,917  $    1,874,038   $    1,045,669
     Contract servicing...........................         586,586         410,540         972,517          589,337
                                                      --------------  --------------  ---------------  --------------
            Total revenues.........................      1,250,847         862,457       2,846,555        1,635,006
                                                      --------------  --------------  ---------------  --------------

Operating costs and expenses:
     Lease operating expenses......................        285,350         216,822         822,319          631,459
     Production taxes..............................         79,565          12,031          96,112           50,722
     Geological and geophysical costs..............      1,323,581         364,145       2,488,473          704,971
     Exploratory dry hole costs....................        969,461         580,000       1,898,220          612,859
     Impairment of unproved oil and gas properties.             --              --         674,158               --
     Contract servicing costs.....................         440,039         249,311         774,468          382,697
     Depreciation, depletion and amortization......         94,607         116,353         275,954          368,742
     General and administrative costs..............        609,187         551,430       2,010,667        1,830,377
     Apache Poland general and administrative costs        558,057              --         558,057               --
     Amortization of deferred compensation [G&A]...        260,995              --         260,995               --
                                                      --------------  --------------  ---------------  --------------
            Total operating costs and expenses.....      4,620,842       2,090,092       9,859,423        4,581,827
                                                      --------------  --------------  ---------------  --------------

Operating loss.....................................     (3,369,995)     (1,227,635)     (7,012,868)      (2,946,821)
                                                      --------------  --------------  ---------------  --------------

Other income (expense):
     Interest and other income.....................        179,024         155,215         428,625          362,649
     Impairment of notes receivable from officers..       (597,035)             --        (711,160)              --
                                                      --------------  --------------  ---------------  --------------
            Total other income (expense)...........       (418,011)        155,215        (282,535)         362,649
                                                      --------------  --------------  ---------------  --------------

Net loss........................................... $   (3,788,006) $   (1,072,420) $   (7,295,403)  $   (2,584,172)
                                                      ==============  ==============  ===============  ==============

Basic and diluted net loss per common share........ $       (0.21)  $        (0.08) $        (0.46)  $        (0.18)
                                                      ==============  ==============  ===============  ==============

Basic and diluted weighted average number
    of shares outstanding..........................     17,838,803      14,847,916      15,950,475       13,979,582
                                                      ==============  ==============  ===============  ==============

         The accompanying notes are an integral part of the consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                  For the nine months ended
                                                                                         September 30,
                                                                             -------------------------------------
                                                                                   2000                1999
                                                                             ------------------  -----------------
Cash flows from operating activities:
     Net loss............................................................  $       (7,295,403) $       (2,584,172)
     Adjustments to reconcile net loss to net
         cash used in operating activities:
             Depreciation, depletion and amortization....................             275,954             368,742
             Exploratory dry hole costs..................................                  --             128,922
             Impairment of unproved oil and gas properties...............             674,158                  --
             Impairment of notes receivable from officers...............              711,160                  --
             Interest on officer loans...................................            (105,947)            (98,366)
             Amortization of deferred compensation.......................             260,995                  --
     Increase (decrease) from changes in:

         Accounts receivable.............................................             (48,545)            (99,587)
         Advances to oil and gas ventures................................          (1,593,614)            (52,414)
         Inventory.......................................................             (21,323)              1,515
         Other current assets............................................             (60,355)            (84,964)
         Accounts payable and accrued liabilities........................             204,897            (752,642)
                                                                             ------------------  -----------------
              Net cash used in operating activities......................          (6,998,023)         (3,172,966)
                                                                             ------------------  -----------------

Cash flows from investing activities:
     Additions to oil and gas properties.................................          (3,277,335)           (390,086)
     Additions to other property and equipment...........................            (671,611)            (76,672)
     Additions to other assets...........................................                  --              (2,789)
     Proceeds from sale of property interests............................                  --               6,000
     Purchase of marketable debt securities..............................          (5,113,103)         (6,138,711)
     Proceeds from maturing marketable debt securities...................           6,335,000           3,157,000
                                                                             ------------------  -----------------
         Net cash used in investing activities...........................          (2,727,049)         (3,445,258)
                                                                             ------------------  -----------------

Cash flows from financing activities:
     Advances to officers................................................                  --            (597,563)
     Proceeds from sale of common stock (net of offering costs)..........           9,272,454           7,053,553
     Proceeds from exercise of warrants and options......................              65,444              13,250
                                                                             ------------------  -----------------
          Net cash provided by financing activities......................           9,337,898           6,469,240
                                                                             ------------------  -----------------

Decrease in cash and cash equivalents....................................            (387,174)           (148,984)
Cash and cash equivalents at beginning of period.........................           1,619,237           1,811,780
                                                                             ------------------  -----------------
Cash and cash equivalents at end of period...............................  $        1,232,063  $        1,662,796
                                                                             ==================  =================

         The accompanying notes are an integral part of the consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

Note 1:           Basis of Presentation

         The interim financial data are unaudited; however, in the opinion of the management of FX Energy, Inc. and Subsidiaries ("FX Energy" or the "Company"), the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The interim financial statements should be read in conjunction with FX Energy's quarterly report on Form 10-Q for the three months ended March 31, 2000, the quarterly report on Form 10-Q for the six months ended June 30, 2000, and the annual report on Form 10-K for the year ended December 31, 1999, including the financial statements and notes thereto.

         The consolidated financial statements include the accounts of FX Energy, its wholly-owned subsidiaries and its undivided interests in Poland and the United States. All significant inter-company accounts and transactions have been eliminated in consolidation. At September 30, 2000, FX Energy owned 100% of the voting stock of all of its subsidiaries.

Note 2:           Income Taxes

         FX Energy recognized no income tax benefit from the losses generated in the first nine months of 2000 and the first nine months of 1999.

Note 3:           Officer Loans

         As of September 30, 2000, notes receivable and accrued interest from officers, before an impairment allowance, totaled $2,142,331, with a due date of on or before December 31, 2000. The notes receivable and accrued interest are collateralized by 233,340 shares of FX Energy's common stock. In accordance with "Accounting by Creditors for Impairment of a Loan," or SFAS 114, FX Energy has recorded a cumulative impairment allowance of $1,376,673 as of September 30, 2000, including $711,160 for the nine months ended September 30, 2000, based on the value of the underlying collateral.

         In consideration for extending the term from December 31, 1999 through December 31, 2000, the officers agreed that if the average closing price of the common stock for five consecutive trading days results in a value of the collateral equal to or above the total principal and accrued interest balances, the officers will repay the loans within 45 days thereafter either in cash or by tendering to the Company such number of shares which at the average closing price for the previous five consecutive trading days equals the principal and accrued interest then due.

         The impairment allowance will continue to be adjusted quarterly based on the market value of the collateral shares until the officer loans are deemed paid in full.

Note 4:           Net Loss Per Share

         Basic earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing the net loss by the sum of the weighted average number of common shares and the effect of dilutive unexercised stock options and warrants and convertible preferred stock. Options and warrants to purchase 4,135,667 shares of common stock at prices ranging from $1.50 to $10.25 per share with a weighted average of $5.26 per share were outstanding at September 30, 2000. Options and warrants to purchase 3,692,572 shares of common stock at prices ranging from $1.50 to $10.25 per share with a weighted average price of $5.17 per share were outstanding at September 30, 1999. No options or warrants were included in the computation of diluted earnings per share for the periods ended September 30, 2000 and 1999, because the effect would have been antidilutive.

Note 5:  Business Segments

         FX Energy operates within two segments of the oil and gas industry: the exploration and production segment ("E&P") and the contract servicing segment. Mining, which consisted solely of gold exploration on FX Energy's Sudety Project Area in Poland, has been discontinued and is not considered a reportable business segment by FX Energy. Identifiable net property and equipment are reported by business segment for management and segment reporting purposes. Current assets, current liabilities and other assets are not allocated to business segments for management or segment reporting purposes.

         Reportable business segment information for the three months ended September 30, 2000, nine months ended September 30, 2000 and as of September 30, 2000 follows:

                                        Reportable Segments
                                   -------------------------------       Non-
                                                      Contract        Segmented
                                        E&P           Servicing         Items            Total
                                   ---------------  --------------  ---------------  --------------
Three months ended September 30, 2000:
      Revenues.................  $      664,261   $     586,586   $          --    $    1,250,847
      Net profit or (loss) (1).      (2,571,180)         84,506      (1,301,332)       (3,788,006)

Nine months ended September 30, 2000:
      Revenues.................       1,874,038         972,517              --         2,846,555
      Net loss (2).............      (4,716,752)         27,992      (2,606,643)       (7,295,403)

As of September 30, 2000:
      Identifiable net property
         and equipment (3).....       4,426,777         988,610         132,025         5,547,412

(1) Non-segmented items include $13,139 of corporate DD&A, $609,187 of general and administrative costs, $260,995 of amortization of deferred compensation, $179,024 of other income and an officer loan impairment of $597,035.
(2) Non-segmented items include $52,446 of corporate DD&A, $2,010,667 of general and administrative costs, $260,995 of amortization of deferred compensation, $428,625 of other income and an officer loan impairment of $711,160.
(3) Non-segmented items include $132,025 of corporate office equipment, hardware and software.

         Reportable business segment information for the three months ended September 30, 1999, nine months ended September 30, 1999 and as of September 30, 1999 follows:

                                        Reportable Segments
                                   -------------------------------      Non-             Non-
                                                      Contract       Reportable        Segmented
                                        E&P           Servicing       Segments           Items            Total
                                   ---------------  --------------  --------------   --------------   --------------
Three months ended September 30, 1999:
      Revenues.................  $      451,917   $     410,540   $          --   $           --   $       862,457
      Net profit or (loss) (1).        (721,408)         80,296         (11,571)        (419,737)       (1,072,420)

Nine months ended September 30, 1999:
      Revenues.................       1,045,669         589,337              --               --         1,635,006
      Net loss (2).............        (963,059)        (36,164)        (31,355)      (1,553,594)       (2,584,172)

As of September 30, 1999:
      Identifiable net property
         and equipment (3).....       2,116,829         549,169              --          176,772         2,842,770

(1) Non-segmented items include $23,522 of corporate DD&A, $551,430 of general and administrative costs, and $155,215 of other income.
(2) Non-segmented items include $85,866 of corporate DD&A, $1,830,377 of general and administrative costs and $362,649 of other income.
(3) Non-segmented items include $176,772 of corporate office equipment, hardware and software.

Note 6:           Supplemental Non-Cash Activity Disclosure

         Non-Cash Investing Activities

         During the nine months ended September 30, 1999, additions to oil and gas properties included $131,500 of unproved property additions financed by accrued liabilities.

Note 7:  Private Placement of Securities

         During June 2000, FX Energy completed a private placement of 2,969,000 shares of common stock that resulted in net proceeds of $9,272,454 ($10,391,500 gross). The proceeds from this placement have been used to partially fund current planned ongoing exploration and development activities in Poland and for other general corporate purposes.

Note 8:           Fences Project Area

         On April 11, 2000, FX Energy signed an agreement with the Polish Oil and Gas Company ("POGC") under which FX Energy will earn a 49% working interest in approximately 300,000 gross acres in west central Poland (the "Fences" project area) by spending $16.0 million for agreed drilling, seismic acquisition and other related activities.

         On June 28, 2000, FX Energy announced that the Kleka 11, the first exploratory well drilled in the Fences project area, was an exploratory success after the well tested a calculated open flow rate of 34.3 MMcf of gas per day from a Rotliegendes sandstone reservoir. The next exploratory well, the Mieszkow 1, commenced drilling during September 2000.

         During the third quarter of 2000, FX Energy paid $5,573,931 to POGC under this agreement, leaving a remaining commitment of $10,426,069.

Note 9:           Deferred Compensation

         On August 4, 2000, FX Energy extended the term of 678,000 options that were to expire during 2000 for a period of two years, with a one-year vesting period. The extended options include 500,000 options held by officers of FX Energy, 78,000 options held by other employees of FX Energy and 100,000 options held by a consultant to FX Energy. In accordance with "Accounting for Certain Transactions Involving Stock Compensation" or FIN 44, FX Energy recognized deferred compensation of $1,566,000, including $1,188,000 covering the intrinsic value applicable to officers and employees and $378,000 covering the fair market value calculated using the Black Scholes model for consultants. The calculation was based on the date the options were extended and the deferred compensation will be amortized to expense over the one-year vesting period.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Information May Prove Inaccurate

         This report contains statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by the use of the words "believe," "may," "will," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend" and similar words and expressions. Statements that describe FX Energy's future strategic plans, goals or objectives are also forward-looking statements. FX Energy intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934.

         Readers of this report are cautioned that any forward-looking statements, including those regarding FX Energy or its management's current beliefs, expectations, anticipations, estimations, projections, proposals, plans or intentions, are not guarantees of future performance or results of events and involve risks and uncertainties, such as:

         o the future results of drilling individual wells and other exploration and development activities;
         o uncertainties regarding drilling potential and expected results;
         o the availability of required additional capital and the terms on which it can be obtained;
         o the inability to estimate precisely the hydrocarbon potential of any exploration prospect or the related risks;
         o future variations in well performance as compared to initial test data;
         o future events that may result in the need for additional capital;
         o        fluctuations in prices for oil and gas;
         o uncertainties of certain terms to be determined in the future relating to FX Energy's oil and gas interests, including exploitation fees, royalty rates and other matters;
         o future drilling and other exploration schedules and sequences for various wells and other activities;
         o uncertainties regarding estimates of hydrocarbon reserves, production rates, accumulations and recoveries;
         o uncertainties regarding future political, economic, regulatory, fiscal, taxation and other policies in Poland;
         o the future ability of FX Energy to attract strategic partners to share the costs of exploration, exploitation, development and acquisition activities; and
         o future plans and the financial and technical resources of strategic partners.

The forward-looking information is based on present circumstances and on FX Energy's predictions respecting events that have not occurred, which may not occur or which may occur with different consequences from those now assumed or anticipated. Actual events or results may differ materially from those discussed in the forward-looking statements. The forward-looking statements included in this report are made only as of the date of this report. FX Energy is not obligated to update such forward-looking statements to reflect subsequent events or circumstances.

Introduction

         FX Energy is an independent energy company engaged in the exploration, development and production of oil and gas from properties located primarily in the Republic of Poland. To date, all of FX Energy's production has been from its United States producing properties. In the western United States, FX Energy produces oil from fields in Montana and Nevada and has a drilling and well servicing company in northern Montana and oil and gas exploration prospects in several western states.

         FX Energy conducts substantially all of its exploration and development activities jointly with others and, accordingly, recorded amounts for FX Energy's activities in Poland reflect only FX Energy's proportionate interest in these activities.

         FX Energy's results of operations may vary significantly from period to period based on the factors discussed above and on other factors such as FX Energy's exploratory and development drilling success. Therefore, the results of any one period may not be indicative of future results.

         FX Energy follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, these costs plus the costs of drilling the well are expensed. The costs of development wells are capitalized, whether productive or nonproductive. Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment allowance is provided to the extent that capitalized costs of unproved properties, on a property-by-property basis, are considered not to be realizable. An impairment loss is recorded if the net capitalized costs of proved oil and gas properties exceed the aggregate undiscounted future net revenues determined on a property-by-property basis. The impairment loss recognized equals the excess of net capitalized costs over the related fair value, determined on a property-by-property basis. As a result of the foregoing, FX Energy's results of operations for any particular period may not be indicative of the results that could be expected over longer periods.

         FX Energy has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operations or financial position. Based on that review, FX Energy believes that none of these pronouncements will have a significant effect on current or future earnings or operations.

Results of Operations by Business Segment

         FX Energy operates within two segments of the oil and gas industry: the exploration and production segment and the contract servicing segment. Mining, which consisted solely of gold exploration on FX Energy's Sudety Project Area in Poland, has been discontinued and is excluded from the following discussion. Depreciation, depletion and amortization costs ("DD&A") and general and administrative costs ("G&A") directly associated with their respective segments are detailed within the following discussion. Amortization of deferred compensation, interest income, other income and officer loan impairment are not allocated to individual operating segments for management or segment reporting purposes and are discussed in their entirety following the segment discussion.

         Comparison of the third quarter of 2000 to the third quarter of 1999

         E&P - Oil and Gas Segment

         A summary of the percentage change in oil revenues, average oil prices, production volumes and lifting costs per barrel for the third quarters of 2000 and 1999, as compared to their respective prior year's period, is set forth in the following table:

                                                                   Quarter ended September 30,
                                                               --------------------------------------
                                                                     2000                1999
                                                               ------------------  ------------------
Oil revenues.................................................         $  664,000          $  452,000
  Percent change versus prior year's quarter.................               +47%                +64%

Average oil price............................................          $   27.60           $   18.02
  Percent change versus prior year's quarter.................               +53%                +93%

Production volumes (Bbls)....................................             24,069              25,075
  Percent change versus prior year's quarter.................                -4%                -15%

Lifting cost per barrel......................................          $   11.86           $    8.65
  Percent change versus prior year's quarter.................               +37%                +11%

         Oil Revenues. Oil revenues were $664,000 during the third quarter of 2000, an increase of $212,000, as compared to $452,000 during the same period of 1999. During the third quarters of 2000 and 1999, FX Energy's oil revenues were positively affected by increased oil prices and negatively affected by lower production rates attributable to the natural production declines of FX Energy's producing properties.

         Lease Operating Costs. FX Energy's lease operating costs are composed of normal recurring lease operating expenses ("LOE") and production taxes. Lease operating costs were $365,000 during the third quarter of 2000, an increase of $136,000, as compared to $229,000 during the same period of 1999. A comparative discussion of each component of lease operating costs incurred during the third quarters of 2000 and 1999 follows:

         LOE was $285,000 during the third quarter of 2000, an increase of $68,000, as compared to $217,000 during the same period of 1999. During the third quarter of 2000, FX Energy plugged and abandoned ten inactive wells on the Cut Bank Sand Unit, its principal producing property, at a net cost of approximately $92,000. During the third quarter of 1999, FX Energy deferred workovers and reduced its LOE by utilizing a redesigned pattern of injecting fluids into the Cut Bank Sand Unit, which was initiated during the first quarter of 1999.

         Production taxes were $80,000 during the third quarter of 2000, an increase of $68,000, as compared to $12,000 during the same period of 1999. During 1999, the state of Montana passed legislation to reduce the production tax rate to as low as 0.5% for stripper oil wells. The legislation also included a provision whereby the production tax rate would increase to as much as 12.8% for stripper wells if the average price of west Texas intermediate crude oil ("WTI") exceeded $30 per barrel during any calendar quarter. In the event the price of WTI exceeded $30 per barrel, the higher tax rate would apply to all production during the then-current calendar quarter. During the third quarter of 2000, WTI exceeded $30 per barrel, resulting in substantially higher production taxes during the third quarter of 2000, as compared to the same period of 1999. During the third quarters of 2000 and 1999, production taxes averaged approximately 11.98% and 0.03% of oil revenues, respectively.

         Exploration Costs. FX Energy's exploration costs consist of geological and geophysical costs ("G&G"), exploratory dry holes and nonproducing leasehold impairments. Exploration costs were $2,293,000 during the third quarter of 2000, an increase of $1,349,000, as compared to $944,000 during the same period of 1999. Exploration costs include $12,000 of G&G costs relating to gold exploration in Poland incurred during the third quarter of 1999, which are excluded from the following discussion of each component of exploration costs:

         G&G costs were $1,324,000 during the third quarter of 2000, an increase of $972,000, as compared to $352,000 during the same period of 1999. During the third quarter of 2000, FX Energy spent $1,050,000 on acquiring 3-D seismic data on two separate areas within its Fences project area in western Poland. During the third quarter of 1999, FX Energy's G&G costs were primarily covered by Apache Corporation ("Apache") in accordance with the Apache Exploration Program terms, except for the Pomeranian and Warsaw West project areas, where FX Energy spent $140,000 and $97,000, respectively, primarily on reprocessing 2-D seismic data. G&G costs will continue to fluctuate from period to period, based on FX Energy's level of exploratory activity in Poland and the respective cost participation percentage of FX Energy's industry partners.

         Exploratory dry hole costs were $969,000 during the third quarter of 2000, an increase of $389,000, as compared to $580,000 during the same period of 1999. During the third quarter of 2000, FX Energy drilled the Wilga 4 on the Lublin Basin project area, which subsequently was determined to be an exploratory dry hole on August 31, 2000, at a cost of approximately $838,000. Also, during the third quarter of 2000, FX Energy incurred $131,000 of additional costs associated with the Wilga 3 well, an exploratory dry hole drilled on the Lublin Basin project area during the second quarter of 2000. During the third quarter of 1999, FX Energy wrote off $580,000 of costs associated with reentering the Stryszawa 2K well in the Lachowice area of southern Poland after the well did not obtain a commercial production rate.

         There were no nonproducing leasehold impairments during the third quarters of 2000 and 1999. As of September 30, 2000, FX Energy had capitalized unproved property costs of $1,400,000, including $18,000 domestically and $1,382,000 in Poland. Nonproducing leasehold impairments will vary from period to period based on FX Energy's determination that capitalized costs of unproved properties, on a property-by-property basis, are not realizable.

         DD&A Expense - E&P. DD&A expense for producing properties was $20,000 for the third quarter of 2000, an increase of $8,000, as compared to $12,000 during the same period of 1999. The DD&A rate per barrel for the third quarter of 2000 was $0.81, an increase of $0.34, as compared to $0.47 during the same period of 1999. The DD&A rate increase for the third quarter of 2000, as compared to the same period of 1999, was due principally to a 29% reduction in estimated proved reserves as of December 31, 1999, as compared to December 31, 1998.

         Apache Poland G&A Costs. Apache Poland G&A costs consist of FX Energy's share of direct overhead costs incurred by Apache in Poland in accordance with terms of the Apache Exploration Program. Apache Poland G&A costs were $558,000 during the third quarter of 2000, as compared to no Apache Poland G&A costs during the same period of 1999. Prior to July 1, 2000, Apache covered all of FX Energy's pro rata share of Apache Poland G&A costs. Effective July 1, 2000, FX Energy began paying approximately 35% of Apache Poland G&A costs, to be adjusted as each of Apache's remaining drilling requirements are completed, up to a maximum of 50%. The annual budgeted amount of Apache Poland G&A costs is subject to advance joint approval by FX Energy and Apache.

         Contract Servicing

         Contract Servicing Revenues. Contract servicing revenues were $587,000 during the third quarter of 2000, an increase of $176,000, as compared to $411,000 during the same period of 1999. The increase in revenue during the third quarter of 2000, as compared to the same period of 1999, was primarily due to improved market conditions as a result of higher oil prices. During the third quarters of 2000 and 1999, FX Energy's contract servicing segment generated gross profit before depreciation of $147,000 and $162,000, respectively. Contract servicing revenues will continue to fluctuate period to period based on market conditions, the degree of emphasis on utilizing equipment on Company owned properties and other factors.

         Contract Servicing Costs. Contract servicing costs were $440,000 during the third quarter of 2000, an increase of $191,000, as compared to $249,000 for the same period of 1999. In general, contract servicing costs are directly related to contract servicing revenues. During the third quarters of 2000 and 1999, contract servicing costs were 75% and 61%, respectively, of contract servicing revenues. Contract servicing costs will continue to fluctuate period to period based on the contract servicing revenues generated, market conditions, degree of emphasis on utilizing equipment on Company owned properties and other factors.

         DD&A Expense - Contract Servicing. DD&A expense for contract servicing was $62,000 during the third quarter of 2000, a decrease of $18,000, as compared to $80,000 during the same period of 1999, primarily due to capital items being depreciated during the third quarter of 1999 subsequently becoming fully depreciated prior to or during the third quarter of 2000.

         Nonsegmented Information

         DD&A Expense - Corporate. DD&A expense for corporate activities was $13,000 during the third quarter of 2000, a decrease of $11,000, as compared to $24,000 during the same period of 1999. The decrease during the third quarter of 2000, as compared to the same period of 1999, is primarily the result of office equipment, furniture and software being depreciated during the third quarter of 1999 subsequently becoming fully depreciated prior to or during the third quarter of 2000.

         G&A Costs. G&A costs were $609,000 during the third quarter of 2000, an increase of $58,000, as compared to $551,000 for the same period of 1999. During the third quarter of 2000, FX Energy incurred more domestic G&A costs relating to expanding its presence in Poland, as compared to the same period of 1999. G&A costs are expected to continue at current or higher levels, with fluctuations from period to period primarily due to the level of FX Energy's activities in Poland.

         Amortization of Deferred Compensation. Amortization of deferred compensation was $261,000 for the third quarter of 2000, as compared to no amortization of deferred compensation during the same period of 1999. On August 4, 2000, FX Energy extended the term of 678,000 options that were to expire during 2000 for a period of two years, with a one-year vesting period. In accordance with FIN 44, FX Energy will incur deferred compensation cost of $1,566,000, including $1,188,000 covering the intrinsic value applicable to officers and employees and $378,000 covering the fair market value calculated using the Black Scholes model for consultants, amortized to expense over the one-year vesting period.

         Interest and Other Income. Interest and other income was $179,000 during the third quarter of 2000, an increase of $24,000, as compared to $155,000 during the same period of 1999. FX Energy's cash and marketable debt securities average balances during the third quarter of 2000 were slightly higher, as compared to the same period of 1999. As a result, interest income was $179,000 during the third quarter of 2000, an increase of $26,000, as compared to $153,000 during the same period of 1999.

         Officer Loan Impairment. Officer loan impairment was $597,000 for the third quarter of 2000, as compared to no officer loan impairment for the same period of 1999. In accordance with SFAS 114, FX Energy recorded an officer loan impairment of $597,000 for the third quarter of 2000. The book value of the notes receivable from officers totaled $766,000 as of September 30, 2000, representing principal and interest of $2,142,000 reduced by a cumulative impairment allowance of $1,376,000. The notes receivable from officers are collateralized by 233,340 shares of FX Energy's common stock. The impairment allowance will continue to be adjusted quarterly based on the market value of the collateral shares.

         Comparison of the first nine months of 2000 to the first nine months of 1999

         E&P - Oil and Gas Segment

         A summary of the percentage change in oil revenues, average oil prices, production volumes and lifting costs per barrel for the first nine months of 2000 and 1999, as compared to their respective prior year's period, is set forth in the following table:

                                                                     Nine Months Ended September 30,
                                                               ---------------------------------------------
                                                                       2000                    1999
                                                               ---------------------   ---------------------
Oil revenues.................................................           $ 1,874,000             $ 1,046,000
  Percent change versus prior year's first nine months.......                  +79%                    +19%

Average oil price............................................             $   25.79               $   13.59
  Percent change versus prior year's first nine months.......                  +90%                    +33%

Production volumes (Bbls)....................................                72,662                  76,970
  Percent change versus prior year's first nine months.......                   -6%                    -11%

Lifting costs per barrel.....................................             $   11.32               $    8.20
  Percent change versus prior year's first nine months.......                  +38%                     -3%

         Oil Revenues. Oil revenues were $1,874,000 during the first nine months of 2000, an increase of $828,000, as compared to $1,046,000 during the same period of 1999. During the first nine months of 2000 and 1999, FX Energy's oil revenues were positively affected by increased oil prices and negatively affected by lower production rates attributable to the natural production declines of FX Energy's producing properties.

         Lease Operating Costs. Lease operating costs were $918,000 during the first nine months of 2000, an increase of $236,000, as compared to $682,000 during the same period of 1999. A comparative discussion of each component of lease operating costs incurred during the first nine months of 2000 and 1999 follows:

         LOE was $822,000 during the first nine months of 2000, an increase of $191,000, as compared to $631,000 during the same period of 1999. During the first nine months of 2000, FX Energy incurred substantially more workover, maintenance and repair costs as it completed work that had been postponed due to low oil prices during 1999. Also, during the first nine months of 2000, FX Energy plugged and abandoned ten inactive wells on the Cut Bank Sand Unit. During the first nine months of 1999, FX Energy deferred workovers and redesigned the pattern of injecting fluids into the Cut Bank Sand Unit in an effort to reduce its operating costs.

         Production taxes were $96,000 during the first nine months of 2000, an increase of $45,000, as compared to $51,000 during the same period of 1999. During 1999, the state of

Montana passed legislation to reduce the production tax rate to as low as 0.5% for stripper oil wells. The legislation also included a provision whereby the production tax rate would increase to as much as 12.8% for stripper wells if the average price of WTI exceeded $30 per barrel during any calendar quarter. In the event the price of WTI exceeded $30 per barrel, the higher tax rate would apply to all production during the then-current calendar quarter. During the third quarter of 2000, WTI exceeded $30 per barrel, resulting in a higher effective production tax rate during the first nine months of 2000, as compared to the same period of 1999. During the first nine months of 2000 and 1999, production taxes averaged approximately 5.1% and 4.9% of oil revenues, respectively.

         Exploration Costs. Exploration costs were $5,061,000 during the first nine months of 2000, an increase of $3,743,000, as compared to $1,318,000 during the same period of 1999. Exploration costs include $31,000 of G&G costs relating to gold exploration in Poland incurred during the first nine months of 1999, which are excluded from the following discussion of each component of exploration costs:

         G&G costs were $2,488,000 during the first nine months of 2000, an increase of $1,814,000, as compared to $674,000 during the same period of 1999. During the first nine months of 2000, FX Energy spent $1,050,000 on acquiring 3-D seismic data on two separate areas within the Fences project area and $1,078,000 on acquiring and processing 2-D seismic data on areas within FX Energy's Area of Mutual Interest with Apache in Poland. During the first nine months of 1999, FX Energy's G&G costs were primarily covered by Apache in accordance with the Apache Exploration Program terms, except for the Pomeranian and Warsaw West project areas, where FX Energy spent $168,000 and $97,000, respectively, primarily on reprocessing 2-D seismic data. G&G costs will continue to fluctuate from period to period, based on FX Energy's level of exploratory activity in Poland and the respective cost participation percentage of FX Energy's industry partners.

         Exploratory dry hole costs were $1,898,000 during the first nine months of 2000, an increase of $1,285,000, as compared to $613,000 during the first nine months of 1999. During the first nine months of 2000, FX Energy drilled the Wilga 3 and Wilga 4 wells, both of which were subsequently determined to be exploratory dry holes at a cost of $1,060,000 and $838,000, respectively. During the first nine months of 1999, FX Energy wrote off $580,000 relating to the cost of reentering the Stryszawa 2K in the Lachowice area after the well did not obtain a commercial production rate and incurred $33,000 of additional costs relating to the Gladysze 1A, an exploratory dry hole drilled in Poland on the Baltic project area during 1997.

         Nonproducing leasehold impairments were $674,000 during the first nine months of 2000, as compared to no nonproducing leasehold impairments during 1999. During the first nine months of 2000, FX Energy wrote off $674,000 of nonproducing leasehold costs relating to the Williston Basin in North Dakota, where it has no further exploration plans. As of September 30, 2000, FX Energy had capitalized unproved property costs of $1,400,000, including $18,000 domestically and $1,382,000 in Poland. Nonproducing leasehold impairments will continue to vary from period to period based on FX Energy's determination that capitalized costs of unproved properties, on a property-by-property basis, are not realizable.

         DD&A Expense - E&P. DD&A expense for producing properties was $54,000 for the first nine months of 2000, an increase of $14,000, as compared to $40,000 during the same period of 1999. The DD&A rate per barrel for the first nine months of 2000 was $0.74, an increase of $0.22, as compared to $0.52 during the same period of 1999. The DD&A rate increase for the first nine months of 2000, as compared to the same period of 1999, was due principally to a 29% reduction in estimated proved reserves as of December 31, 1999, as compared to December 31, 1998.

         Apache Poland G&A Costs. Apache Poland G&A costs were $558,000 during the first nine months of 2000, as compared to no Apache Poland G&A costs during the same period of 1999. Prior to July 1, 2000, Apache covered all of FX Energy's pro rata share of Apache Poland G&A costs. Effective July 1, 2000, FX Energy began paying approximately 35% of Apache Poland G&A costs, to be adjusted as each of Apache's remaining drilling requirements are completed, up to a maximum of 50%. The annual budgeted amount of Apache Poland G&A costs is subject to advance joint approval by FX Energy and Apache.

         Contract Services - Oil and Gas Segment

         Contract Servicing Revenues. Contract servicing revenues were $973,000 during the first nine months of 2000, an increase of $384,000, as compared to $589,000 during the first nine months of 1999. The increase in revenue during the first nine months of 2000, as compared to the same period of 1999, was primarily due to improved market conditions as a result of higher oil prices. During the first nine months of 2000 and 1999, FX Energy's contract servicing segment generated gross profit before depreciation of $198,000 and $207,000, respectively. Contract servicing revenues will continue to fluctuate period to period based on market conditions, the degree of emphasis on utilizing equipment on Company owned properties and other factors.

         Contract Servicing Costs. Contract servicing costs were $774,000 during the first nine months of 2000, an increase of $391,000, as compared to $383,000 for the same period of 1999. In general, contract servicing costs are directly related to contract servicing revenues. During the first nine months of 2000 and 1999, contract servicing costs were 80% and 65%, respectively, of contract servicing revenues. Contract servicing costs will continue to fluctuate period to period based on the contract servicing revenues generated, market conditions, degree of emphasis on utilizing equipment on company-owned properties and other factors.

         DD&A Expense - Contract Servicing. DD&A expense for contract servicing was $170,000 during the first nine months of 2000, a decrease of $73,000, as compared to $243,000 during the same period of 1999, primarily due to capital items being depreciated during the first nine months of 1999 subsequently becoming fully depreciated prior to or during the first nine months of 2000.

         Nonsegmented Information

         DD&A Expense - Corporate. DD&A expense for corporate activities was $52,000 during the first nine months of 2000, a decrease of $34,000, as compared to $86,000 during the same period of 1999. The decrease during the first nine months of 2000, as compared to the same period of 1999, is primarily the result of office equipment, furniture and software being depreciated during the first nine months of 1999 subsequently becoming fully depreciated prior to or during the first nine months of 2000.

         G&A Costs. G&A costs were $2,011,000 during the first nine months of 2000, an increase of $181,000, as compared to $1,830,000 for the same period of 1999. During the first nine months of 2000, FX Energy incurred more domestic G&A costs relating to expanding its presence in Poland, as compared to the same period of 1999. G&A costs are expected to continue at current or higher levels, with fluctuations from period to period primarily due to the level of FX Energy's activities in Poland.

         Amortization of Deferred Compensation. Amortization of deferred compensation was $261,000 for the first nine months of 2000, as compared to no amortization of deferred compensation during the same period of 1999. On August 4, 2000, FX Energy extended the term of 678,000 options that were to expire during 2000 for a period of two years, with a one-year vesting period. In accordance with FIN 44, FX Energy will incur deferred compensation cost of $1,566,000, including $1,188,000 covering the intrinsic value applicable to officers and employees and $378,000 covering the fair market value calculated using the Black Scholes model for consultants, amortized to expense over the one-year vesting period.

         Interest and Other Income. Interest and other income was $429,000 during the first nine months of 2000, an increase of $66,000, as compared to $363,000 during the same period of 1999. FX Energy's average cash and marketable debt securities balances were slightly higher during the first nine months of 2000, as compared to the same period of 1999. As a result, FX Energy earned $421,000 of interest income during the first nine months of 2000, an increase of $62,000, as compared to $359,000 for the same period of 1999. Interest and other income will continue to fluctuate from period to period, primarily due to the average cash and marketable debt securities balances.

         Officer Loan Impairment. Officer loan impairment was $711,000 for the first nine months of 2000, as compared to no officer loan impairment for the same period of 1999. In accordance with SFAS 114, FX Energy recorded an officer loan impairment of $711,000 for the first nine months of 2000. The book value of the notes receivable from officers totaled $766,000 as of September 30, 2000, representing principal and interest of $2,142,000 reduced by a cumulative impairment allowance of $1,376,000. The notes receivable from officers are collateralized by 233,340 shares of FX Energy's common stock. The impairment allowance will continue to be adjusted quarterly based on the market value of the collateral shares.

         Financial Condition

         Working Capital. FX Energy's working capital was $5,369,000 as of September 30, 2000, a decrease of $90,000, as compared to $5,459,000 at December 31, 1999. During the first nine months of 2000, FX Energy received net cash from financing activities of $9,338,000, which was offset by $6,998,000 of cash used in operating activities and $2,727,000 of cash used in investing activities, as set forth in the following discussion:

         Operating Activities. Net cash used in operating activities was $6,998,000 during the first nine months of 2000, an increase of $3,285,000, as compared to $3,173,000 for the same period of 1999. During the first nine months of 2000, FX Energy had a net loss after noncash operating adjustments of $5,479,000 and incurred negative net working capital changes of $1,519,000. During the first nine months of 1999, FX Energy had a net loss after operating adjustments of $2,185,000 and incurred negative net working capital changes of $988,000.

         Investing Activities. Net cash used in investing activities was $2,727,000 during the first nine months of 2000, a decrease of $718,000, as compared to $3,445,000 for the same period of 1999. During the first nine months of 2000, FX Energy spent $2,429,000 to drill the Kleka 11, $157,000 on upgrading its producing properties, $691,000 on unproved properties, $646,000 on upgrading and acquiring additional contract servicing equipment and $26,000 on miscellaneous assets. Also, during the first nine months of 2000, FX Energy spent $5,113,000 on acquiring marketable debt securities and received $6,335,000 from maturing marketable debt securities. During the first nine months of 1999, FX Energy spent $78,000 on upgrading its producing properties, a net amount of $305,000 on unproved properties, $63,000 on upgrading its drilling well servicing equipment and $17,000 on miscellaneous assets. Also, during the first nine months of 1999, FX Energy spent $6,139,000 on acquiring marketable debt securities and received $3,157,000 from maturing marketable debt securities.

         Financing Activities. Net cash provided by financing activities was $9,338,000 during the first nine months of 2000, an increase of $2,869,000, as compared to $6,469,000 for the same period of 1999. During the first nine months of 2000, FX Energy realized net proceeds after offering costs of $9,272,000 from the sale of 2,969,000 shares of FX Energy's common stock and $65,000 from the exercise of options and warrants to purchase 31,072 shares of FX Energy's common stock. During the first nine months of 1999, FX Energy advanced two of its officers a total of $598,000, realized net proceeds after offering costs of $7,054,000 from the sale of 1,792,500 shares of FX Energy's common stock and $13,000 from the exercise of options to purchase 2,000 shares of FX Energy's common stock.

Capital Requirements

         As of September 30, 2000, FX Energy had approximately $5.3 million of cash, cash equivalents and marketable debt securities with no long-term debt. FX Energy believes this amount will be sufficient to cover its present minimum exploration and operating commitments through 2000 and into 2001. In order to fully fund its current planned exploration and development activities beyond early 2001, FX Energy will need additional debt or equity capital.

         FX Energy has ongoing discussions with a commercial lender and gas purchasers for possible project funding related to its Kleka 11 discovery and possible other future discoveries. If FX Energy is not able to obtain such funding, it may need additional capital from the sale of additional securities, possible new strategic alliances or other sources to fund the balance of its capital expenditure budget for the Fences project area and other planned activities. FX Energy may have to defer expenditures if funds are not available from any source or may accept terms that may dilute the interest of our existing stockholders or our interest in the specific project financed.

         Fences Project Area. FX Energy has agreed to spend $16.0 million of exploration and development costs on the Fences project area to earn a 49% interest. To date, FX Energy has paid approximately $5.6 million of this commitment, including $2.4 million to drill the Kleka 11, a $1.0 million advance to commence drilling the Mieszkow 1 and $2.2 million to commence two separate 3-D seismic surveys. FX Energy expects to pay an additional $3.4 million of its commitment by year-end 2000. After FX Energy completes its $16.0 million commitment, POGC will begin bearing its 51% share of further costs.

         FX Energy expects to utilize any net revenue it receives from the development of its Kleka 11 discovery and other future discoveries in the Fences project area to supplement its capital from other sources to further explore and develop the Fences project area.

         Apache Exploration Program. During the remainder of 2000 and early 2001, FX Energy expects to have substantially all of its share of exploration activities relating to the Apache Exploration Program paid for by Apache. Apache is required to cover FX Energy's share of costs to drill three exploratory wells and to acquire approximately 340 kilometers of 2-D seismic data.

         On October 23, 2000, Apache commenced drilling the Tuchola 108-2, an exploratory well on the Pomeranian project area in northwest Poland in which FX Energy has a 42.5% working interest. Before the end of 2000, Apache plans to commence drilling the Annopol 254-1, an exploratory well on the West Warsaw project area in central Poland in which FX Energy has a 50% working interest. During 2001, Apache plans to drill an additional exploratory well in a yet to be determined location in Poland. Apache will cover FX Energy's share of costs for all three of the aforementioned exploratory wells.

         FX Energy is evaluating its Wilga project area with Apache and POGC. Under the terms of FX Energy's agreement with Apache and POGC, any party has the right to propose that certain activities be undertaken, elect to participate in activities proposed by others or elect not to participate. If a party elects not to participate in specific activities, the other parties nevertheless have the right to proceed.

         Other. If FX Energy has the opportunity to participate in additional appraisal, development or exploration projects with POGC, it may be required to obtain additional capital. FX Energy expects to incur minimal exploration expenditures on its Baltic project area in Poland during the remainder of 2000 and 2001. Similarly, FX Energy expects to incur minimal exploration, appraisal and development expenditures on its domestic operations during the remainder of 2000 and 2001.

         FX Energy may change the allocation of capital among the categories of anticipated expenditures depending upon future events that it cannot predict. For example, FX Energy may change the allocation of its expenditures based on the actual results and costs of future exploration, appraisal, development, production, property acquisition and other activities. In addition, FX Energy may have to change its anticipated expenditures if costs of placing any particular discovery into production are higher, if the field is smaller or if the commencement of production takes longer than expected.

         FX Energy may obtain funds for future capital investments from the sale of additional securities, project financing, sale of partial property interests, strategic alliances with other energy or financial partners or other arrangements, all of which may dilute the interest of its existing stockholders or its interest in the specific project financed.

                                     PART II
                     Information Not Required in Prospectus


Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
Item 3.                     Articles of Incorporation and Bylaws
--------------------------------------------------------------------------------------------
3.1                3        Restated and Amended Articles of  Incorporation                   Incorporated by
                                                                                                  Reference(24)

3.2                3        Bylaws                                                            Incorporated by
                                                                                                  Reference(1)

Item 4.                     Instruments Defining the Rights of Security Holders
--------------------------------------------------------------------------------------------
4.1                4        Specimen Stock Certificate                                        Incorporated by
                                                                                                  Reference(1)

4.2                4        Form of Designation of Rights, Privileges, and Preferences of     Incorporated by
                                Series A Preferred Stock                                          Reference(14)

4.3                4        Form of Rights Agreement dated as of April 4, 1997, between FX    Incorporated by
                                Energy and Fidelity Transfer Corp.                                Reference(14)

Item 5.                     Opinion re: Legality
--------------------------------------------------------------------------------------------
5.1                5        Opinion of Kruse, Landa & Maycock, LLC                            Initial Filing

Item 10.                    Material Contracts
--------------------------------------------------------------------------------------------
10.1              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Frontier Poland Exploration and            Reference(3)
                                Producing Company, Sp. z o.o. dated August 22, 1995,
                                relating to Blocks 51, 52, 71, 72, 91, 92, 93, 111, 112,
                                and 113 (Baltic)

10.2              10        Amendment No. 1 to Mining Usufruct Agreement dated August 15,     Incorporated by
                                1996 (Baltic)                                                     Reference(4)

10.3              10        Amendment No. 2 to Mining Usufruct Agreement dated August 22,     Incorporated by
                                1996 (Baltic)                                                     Reference (15)

10.4              10        Form of concession dated December 20, 1995, relating to Baltic    Incorporated by
                                Concessions granted pursuant to the Mining Usufruct               Reference(5)
                                Agreement dated August 15, 1996, with related schedule

10.5              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Lubex Petroleum Company Sp. z o.o.         Reference(10)
                                dated December 20, 1996, relating to concession blocks
                                255, 275, 295, 316, 336, 337, and 338 (Lublin)

10.6              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession blocks 257,
                                258, 277, 278, 297, 317, and 318 (Lublin)

10.7              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession block 298
                                (Lublin)

                                      II-1

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.8              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession blocks 319,
                                320, 339, 340, 340A, 359, 360, 360A, 379, 380, and 380A
                                (Lublin)

10.9              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Gasex Production Company Sp. z o.o.        Reference(12)
                                and Company, commercial partnership dated October 14,
                                1997, related to concession blocks 410, 411, 412, 413,
                                414, 415, 430, 431, 432, 433, 452 and 453 (Western
                                Carpathian)

10.10             10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and FX Energy Poland Sp. z o.o. and            Reference(12)
                                Partners, commercial partnership dated October 30, 1997,
                                related to concession blocks 85, 86, 87, 88, 89, 105,108,
                                109, 129, and 149, in northwestern Poland (Pomeranian)

10.11             10        Option Agreement dated July 18, 1997, between Polish Oil and      Incorporated by
                                Gas Company, FX Energy, and Apache Overseas, Inc.                 Reference(12)

10.12             10        Participation Agreement dated effective as of April 16, 1997,     Incorporated by
                                between Apache Overseas, Inc., and FX Energy, pertaining          Reference(13)
                                to the Lublin Concessions

10.13             10        Letter Agreement dated February 27, 1998, between FX Energy       Incorporated by
                                and Apache Overseas, Inc., regarding modification to all          Reference (15)
                                agreements for acreage in Poland under established area of mutual interest.

10.14             10        Participation Agreement dated effective February 27, 1998,        Incorporated by
                                between FX Energy and Apache Overseas, Inc., pertaining to        Reference (15)
                                the Western Carpathian Concession

10.15             10        Participation Option Agreement dated effective February 27,       Incorporated by
                                1998, between FX Energy and Apache Overseas, Inc.,                Reference (15)
                                pertaining to the Pomeranian Concession

10.16             10        Prospect Agreement between Apache Poland Sp. z o.o., and FX       Incorporated by
                                Energy Poland Sp. z o.o., dated April 17, 1998.                   Reference (18)

10.17             10        Option Agreement dated effective as of February 2, 1998,          Incorporated by
                                between POGC, FX Energy, Inc., and Apache Overseas, Inc.,         Reference (15)
                                pertaining to the Western Carpathian Concessions

10.18             10        Option Agreement dated March 5, 1998, effective as of April       Incorporated by
                                16, 1997, between FX Energy, Inc., Apache Overseas, Inc.,         Reference (17)
                                and POGC, relating to FX Energy's Carpathian Concessions.

10.19             10        Option Agreement between FX Energy Poland Sp. z o.o., and POGC    Incorporated by
                                dated effective May 20, 1998, relating to Pomeranian              Reference (19)
                                Concessions

10.20             10        Agreement dated October 21, 1996, between Sudety Mining           Incorporated by
                                Company Sp. z o.o. and the State Treasury of the Republic         Reference (9)
                                of Poland, for the establishment of the mining usufruct
                                for the purpose of gold exploration in the Sudety
                                Concessions

                                      II-2

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.21             10        Earn-In and Exploration Letter of Intent dated June 13, 1997,     Incorporated by
                                between FX Energy and Homestake Mining Company of                 Reference (12)
                                California

10.22             10        Form of Mining Usufruct Agreement between the State Treasury      Incorporated by
                                of the Republic of Poland and FX Energy Poland Sp. z o.o.         Reference (15)
                                Commercial Partnership, dated October 16, 1997, relating
                                to Sudety Concession blocks 43, 63, 64, 65, with related
                                schedule.

10.23             10        Earn-in, Exploration, and Joint Venture Agreement between         Incorporated by
                                Homestake Mining Company of California and FX Energy              Reference (15)
                                effective December 31, 1997, regarding exploration for
                                precious metals in the Republic of Poland (Sudety)

10.24             10        Agreement between Apache Overseas, Inc., and FX Energy dated      Incorporated by
                                effective January 1, 1999, pertaining to oil and gas              Reference (20)
                                operations in Poland

10.25             10        Agreement on Cooperation in the Lachowice Area between POGC,      Incorporated by
                                Apache Overseas, Inc., Apache Poland, Sp. Z o.o., FX              Reference (20)
                                Energy, Inc., and FX Energy Poland Sp. Z o.o., dated
                                February 26, 1999

10.26             10        Frontier Oil Exploration Company 1995 Stock Option and Award      Incorporated by
                                Plan*                                                             Reference(4)

10.27             10        Form of FX Energy, Inc., 1996 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference(10)

10.28             10        Form of FX Energy, Inc., 1997 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference (20)

10.29             10        Form of FX Energy, Inc., 1998 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference (20)

10.30             10        Employment Agreements between FX Energy and each of David         Incorporated by
                                Pierce and Andrew Pierce, effective January 1, 1995*              Reference(1)

10.31             10        Amendments to Employment Agreements between FX Energy and each    Incorporated by
                                of David Pierce and Andrew Pierce, effective May 30, 1996*        Reference(8)

10.32             10        Form of Stock Option with related schedule (D. Pierce and A.      Incorporated by
                                Pierce) *                                                         Reference(1)

10.33             10        Form of Stock Option granted to D. Pierce and A. Pierce*          Incorporated by
                                                                                                  Reference(1)

10.34             10        Form of Non-Qualified Stock Option with related schedule*         Incorporated by
                                                                                                  Reference(4)

10.35             10        Letter Agreement dated effective August 3, 1995, between         Incorporated by
                                Lovejoy Associates, Inc., and FX Energy re: Financial             Reference(4)
                                Consulting Engagement*

10.36             10        Letter Agreement dated effective August 3, 1995, between          Incorporated by
                                Lovejoy Associates, Inc., and FX Energy re:                       Reference(4)
                                Indemnification

10.37             10        Non-Qualified Stock Option granted to Thomas B. Lovejoy*          Incorporated by
                                                                                                  Reference(4)

                                      II-3

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.38             10        Letter Agreement dated effective December 31, 1997, between FX    Incorporated by
                                Energy and Lovejoy Associates, Inc., re: Extension of             Reference (15)
                                Consulting Engagement*

10.39             10        Employment Agreement between FX Energy and Jerzy B. Maciolek*     Incorporated by
                                                                                                  Reference(8)

10.40             10        Addendum to Employment Agreement between FX Energy and Jerzy      Incorporated by
                                B. Maciolek*                                                      Reference (15)

10.41             10        Second Addendum to Employment Agreement between FX Energy and     Incorporated by
                                Jerzy B. Maciolek*                                                Reference (15)

10.42             10        Employment Agreement between FX Energy and Scott J. Duncan*       Incorporated by
                                                                                                  Reference (15)
10.43             10        Form of Indemnification Agreement between FX Energy and           Incorporated by
                                certain directors, with related schedule*                         Reference(10)

10.44             10        Form of Option granted to executive officers and directors,       Incorporated by
                                with related schedule*                                            Reference(10)

10.45             10        Memorandum of Understanding regarding officer loans (reformed     Incorporated by
                                June 19, 1998)                                                    Reference (16)

10.46             10        Limited Recourse Promissory Note of David N. Pierce in the        Incorporated by
                                amount of $950,954 (reformed June 19, 1998)                       Reference (16)

10.47             10        Pledge and Security Agreement between FX Energy, Inc. and         Incorporated by
                                David N. Pierce (reformed June 19, 1998)                          Reference (16)

10.48             10        Agreement to Hold Collateral between FX Energy, Inc. and David    Incorporated by
                                N. Pierce and Kruse, Landa & Maycock as agent to hold             Reference (16)
                                collateral (reformed June 19, 1998)

10.49             10        Limited Recourse Promissory Note of Andrew W. Pierce in the       Incorporated by
                                amount of $769,924 (reformed June 19, 1998)                       Reference (16)

10.50             10        Pledge and Security Agreement between FX Energy, Inc. and         Incorporated by
                                Andrew W. Pierce (reformed June 19, 1998)                         Reference (16)

10.51             10        Agreement to Hold Collateral between FX Energy, Inc. and          Incorporated by
                                Andrew W. Pierce and Kruse, Landa & Maycock as agent to           Reference (16)
                                hold collateral (reformed June 19, 1998)

10.52             10        Form of Indemnification Agreement between FX Energy and           Incorporated by
                                certain directors, with related schedule                          Reference (21)

10.53             10        Agreement on Cooperation in Exploration of Hydrocarbons on        Incorporated by
                                Foresudetic Monocline dated April 11, 2000, between               Reference (22)
                                Polskie Gornictwo Naftowe i Gaxownictwo S.A. ("POGC") and
                                FX Energy Poland Ps. Z o.o. relating to the Fences project

10.54             10        Agreement effective as of January 1, 2000, between FX Energy,     Incorporated by
                                Inc., and Apache Overseas, Inc.                                   Reference (23)

10.1              10        Option Extensions with related schedules                          Incorporated by
                                                                                                  Reference(24)

                                      II-4

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------

Item 21                     Subsidiaries of the Registrant
-----------------------------------------------------------------------------------------------------------------
21.1                        Schedule of Subsidiaries                                          Incorporated by
                                                                                                  Reference (15)

Item 23                     Consents of Experts and Counsel
--------------------------------------------------------------------------------------------
23.1              23        Consent of PricewaterhouseCoopers LLP, independent accountants    This Filing

23.2              23        Consent of Larry D. Krause, Petroleum Engineer                    Initial Filing

23.3              23        Consent of Kruse, Landa & Maycock, LLC                            Initial Filing


Item 27                     Financial Data Schedule
--------------------------------------------------------------------------------------------
27.1              27        Financial Data Schedule                                           Incorporated by
------------------------                                                                          Reference (24)


* Identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit.
(1) Incorporated by reference from the registration statement on Form SB-2, SEC File No. 33-88354-D.
(2) Incorporated by reference from the report on Form 8-K dated August 16, 1995.
(3) Incorporated by reference from the report on Form 8-K dated August 22, 1995.
(4) Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended September 30, 1995.
(5) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1995.
(6)  Incorporated by reference from the reports on Form 8-K dated May 3, 1996.
(7)  Incorporated by reference from the report on Form 8-K dated May 21, 1996.
(8) Incorporated by reference from the registration statement on Form S-1, SEC File No.333-05583.
(9) Incorporated by reference from the report on Form 8-K dated October 1, 1996.
(10) Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1996.
(11) Incorporated by reference from the proxy statement respecting the 1997 annual meeting of stockholders.
(12) Incorporated by reference from the quarterly report on Form 10-QSB for the quarter ended September 30, 1997.
(13) Incorporated by reference from the report on Form 8-K dated August 6, 1997.
(14) Incorporated by reference from the report on Form 8-K dated April 4, 1997.
(15) Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1997.
(16) Incorporated by reference from the annual report on Form 10-Q for the quarter ended March 31, 1998, as amended on Form 10-Q/A filed July 15, 1998.
(17) Incorporated by reference from the report on Form 8-K dated March 23, 1998.
(18) Incorporated by reference from the report on Form 8-K dated April 20, 1998.
(19) Incorporated by reference from the report on Form 8-K dated June 2, 1998.
(20) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1998.
(21) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1999.
(22) Incorporated by reference from the report on Form 8-K dated April 18, 2000.
(23) Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended March 31, 2000.
(24) Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended September 30, 2000.


(b) Consolidated Financial Statement Schedules.

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes to those statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on November 13, 2000.

                                                 FX Energy, Inc.

                                                 By: /s/  Scott J. Duncan
                                                     --------------------------
                                                     Scott J. Duncan
                                                     Vice-President



         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities indicated and on the 13th day of November, 2000:



------------------------------------------
/s/  David N. Pierce
     Director, President, and Chief
     Executive Officer
     (Principal Executive and
     Financial Officer)


------------------------------------------
/s/  Andrew W. Pierce
     Vice-President, Chief Operations
     Officer and Director
     (Principal Operations Officer)


------------------------------------------              By: /s/ Scott J. Duncan
/s/  Thomas B. Lovejoy                                     ---------------------
     Director, Chief Financial                             Scott J. Duncan
     Officer and Vice Chairman                             Attorney-in-Fact

------------------------------------------
/s/  Scott J. Duncan
     Director, Vice-President Investor
     Relations and Secretary


------------------------------------------
/s/  Dennis L. Tatum
     Director, Vice-President and
     Treasurer (Principal Accounting
     Officer)


------------------------------------------
/s/  Peter L. Raven
     Director

------------------------------------------
/s/  Jay W. Decker
     Director


                                       29